

Mail Stop 3030

March 3, 2009

Via Facsimile and U.S. Mail

Jeffrey S. Rudner
Chief Accounting Officer
Trimedyne, Inc.
25901 Commercentre Drive
Lake Forest, CA 62630

> **Re:** **Trimedyne, Inc.**
> **Amendment 1 to Form 10-K for the fiscal year ended September 30, 2008**
> **File No. 0-10581**

Dear Mr. Rudner:

We have reviewed your letter dated February 10, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment 1 to Form 10-K for the fiscal year ended September 30, 2008

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    - The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A. Controls and Procedures, page 17

2.   We note your revisions in response to prior comment 1. In light of your failure to provide management's report on internal controls over financial reporting as specifically required in Item 308T of Regulation S-K, it is unclear to us how management concluded that it maintained effective disclosure controls and procedures as of the end of the period covered by the report. Please explain to us how you arrived at a conclusion that your disclosure controls and procedures were effective. Specifically explain to us how your conclusion is consistent with the following:

- Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, states that failure to provide management's report on internal controls over financial reporting renders the annual report materially deficient.

- Rule 13(a)-15(e) of the Exchange Act states that the term disclosure controls means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Goodwill, page F-9

3.   We note your response and proposed revisions in response to prior comments 2 and 3. Please revise your future filings to discuss significant judgments involved in your impairment analysis.

- Revise your MD&A in future filings to disclose the significant assumptions contained in your impairment analysis. Explain how changes to those assumptions could affect your impairment analysis and the carrying value of your goodwill.

- Given the significant disparity between your current market capitalization and your book value, please revise your MD&A in future filings to explain the facts and circumstances which management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Exhibit 31.1 and 31.2

4.   We note the revisions to your certifications in response to prior comment 6. We also note your reference to "future reports" in paragraph 4(d).   Please note that the required certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Accordingly, please file an amendment to your Form 10-K that includes the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. This comment also applies to your Form 10-Q for the quarter ended December 31, 2008

Form 10-Q for the quarter ended December 31, 2008

Note 7 – Segment Information, page 11

5.   We note your response and revisions to prior comment 5. We also note from your disclosure that you have not allocated goodwill to your reportable segments. This disclosure does not appear to be consistent with your revised accounting policy for goodwill on page 7, which indicates that goodwill has been allocated to the service and rental group. Please advise. Additionally please revise future filings to reconcile the total of your reportable segments' assets to your consolidated assets. Refer to paragraph 32(c) of SFAS 131.

        As appropriate, please amend your filing and respond to these comments within 10 days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief